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Exhibit (a)(2)

April 29, 2008

Dear CryoCor Inc. Stockholder:

        We are pleased to inform you that on April 15, 2008, CryoCor, Inc. ("CryoCor") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Boston Scientific Scimed, Inc. ("BSS") and Padres Acquisition Corp., a wholly-owned subsidiary of BSS ("Purchaser").

        Under the terms of the Merger Agreement, Purchaser is commencing today a cash tender offer (the "Offer") to purchase all of the outstanding shares of common stock, par value $0.001 per share, not owned by BSS of CryoCor (the "Common Stock") at a price of $1.35 per share in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated April 29, 2008, and related materials enclosed with this letter. Unless subsequently extended in accordance with its terms, the Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Tuesday, May 27, 2008. Following the successful consummation of the Offer, Purchaser will merge with and into CryoCor on the terms and subject to the conditions set forth in the Merger Agreement (the "Merger"), and each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than shares held by stockholders, if any, who properly perfect their appraisal rights under Delaware law) will be converted into the right to receive the Offer Price.

        The board of directors of CryoCor has unanimously determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the "Transaction") are fair to and in the best interests of CryoCor's stockholders and approved and declared advisable the Merger Agreement and the Transaction. Accordingly, the board of directors of CryoCor unanimously recommends that CryoCor's stockholders accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and adopt the Merger Agreement, if adoption by CryoCor's stockholders is required by applicable law in order to consummate the Merger.

        In arriving at its recommendation, the board of directors of CryoCor gave careful consideration to a number of factors that are described in the Solicitation or Recommendation Statement on Schedule 14D-9 that accompanies this letter. Also accompanying this letter is a copy of Purchaser's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock to Purchaser in the Offer. These documents set forth the terms and conditions of Purchaser's Offer and provide instructions as to how to tender your shares. We urge you to read and consider each of the enclosed materials carefully.

Very truly yours,
Name: Edward F. Brennan, Ph.D. Title: President and Chief Executive Officer

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  Exhibit (a)(2)